SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

March 05, 2020

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

Building 5, Croxley Park,
Hatters Lane, Watford, Hertfordshire, WD18 8YE,
England

(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Smith+Nephew announces departure of
Chief Financial Officer

5 March 2020

Smith+Nephew (LSE:SN, NYSE:SNN), the global medical technology business, announces that Graham Baker will step down from the Board and his position as Chief Financial Officer ('CFO') on 30 April 2020 in order to take up a new CFO role outside the healthcare sector.

Smith+Nephew is at an advanced stage of appointing Graham's successor and expects to announce the Company's new CFO in the near future. Ian Melling, Senior Vice President Group Finance, will serve as interim CFO and join the Executive Committee but not the Board during this period.

Roland Diggelmann, Chief Executive Officer, Smith+Nephew, commented:

"Graham has been a highly valued member of our team and has been instrumental in many of the changes that are supporting our recent improved performance. He leaves with our very best wishes for the future.

"We are confident that we will be able to announce Graham's replacement shortly and that this will be a proven CFO with excellent global listed-company and healthcare experience."

Graham Baker, Chief Financial Officer, commented:

"I am immensely proud of what Smith+Nephew, and the Finance and IT teams in particular, have achieved over the last three years and I appreciate very much the opportunity I have had to work with Roland, both as Board Member and CEO. While I regret not being able to continue the great work we have started, my new opportunity was too compelling personally and professionally to miss."

No further disclosure obligations arise under paragraphs (1) to (6) of LR 9.6.13 R of the UK Listing Authority's Listing Rules in respect of these appointments.

This announcement includes inside information as defined in Article 7 of the Market Abuse Regulation No. 596/2014.

The person responsible for arranging the release of this announcement on behalf of Smith+Nephew is Susan Swabey, Company Secretary.

Remuneration

In connection with his departure from the Company on 30 April 2020, Graham will be paid in accordance with the Company's Remuneration Policy and the terms of his service agreement. He will continue to receive his salary, benefits and pension contributions in the normal way up to 30 April 2020 and all unvested awards under the Performance Share Programme and the Equity Incentive Programme will lapse on his leaving the Company.

Enquiries

Investors
Andrew Swift                                                      +44 (0) 1923 477433
Smith+Nephew

Media
Charles Reynolds                                                +44 (0) 1923 477314
Smith+Nephew

Susan Gilchrist / Charis Gresser                         +44 (0) 207404 5959
Brunswick

About Smith+Nephew
Smith+Nephew is a portfolio medical technology business that exists to restore people's bodies and their self-belief by using technology to take the limits off living. We call this purpose 'Life Unlimited'. Our 17,500+ employees deliver this mission every day, making a difference to patients' lives through the excellence of our product portfolio, and the invention and application of new technologies across our three global franchises of Orthopaedics, Advanced Wound Management and Sports Medicine & ENT. Founded in Hull, UK, in 1856, we now operate in more than 100 countries, and generated annual sales of $5.1 billion in 2019. Smith+Nephew is a constituent of the FTSE100 (LSE:SN, NYSE:SNN). The terms 'Group' and 'Smith+Nephew' are used to refer to Smith & Nephew plc and its consolidated subsidiaries, unless the context requires otherwise.

For more information about Smith+Nephew, please visit www.smith-nephew.com and follow us on Twitter, LinkedIn, Instagram or Facebook.

Forward-looking Statements
This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith+Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers; competition for qualified personnel; strategic actions, including acquisitions and dispositions, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith+Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith+Nephew's most recent annual report on Form 20-F, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith+Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith+Nephew are qualified by this caution. Smith+Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith+Nephew's expectations.

◊ Trademark of Smith+Nephew. Certain marks registered US Patent and Trademark Office.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: March 05, 2020

By: /s/ Susan Swabey
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                                                                                                                              Susan Swabey
                                                                                                                      Company Secretary